SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No. 19)*

BERKSHIRE BANCORP INC.
(Name of Issuer)

COMMON STOCK, $.10 PAR VALUE
(Title of Class of Securities)

084597-10-3
(CUSIP Number)

Emanuel J. Adler Blank Rome LLP 405 Lexington Avenue New York, New York 10174 (212) 885-5000
(Name, Address and Telephone Number of Person Authorized to receive Notice and Communications)

March 14, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall  be  filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 084597-10-3

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). MOSES MARX
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES	7.	SOLE VOTING POWER 3,906,049
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER -0-
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 3,906,049
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,906,049
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.37%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

PAGE 2 OF 11 PAGES

CUSIP NO. 084597-10-3

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). MOMAR CORPORATION
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES	7.	SOLE VOTING POWER 334,979
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER -0-
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 334,979
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 334,979
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.75%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

PAGE 3 OF 11 PAGES

CUSIP NO. 084597-10-3

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). MARNEU HOLDING COMPANY
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	7.	SOLE VOTING POWER 157,261
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER -0-
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 157,261
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,261
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.23%
14.	TYPE OF REPORTING PERSON (See Instructions) PN

PAGE 4 OF 11 PAGES

CUSIP NO. 084597-10-3

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). TERUMAH FOUNDATION, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES	7.	SOLE VOTING POWER 141,063
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER -0-
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 141,063
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 141,063
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.99%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

PAGE 5 OF 11 PAGES

CUSIP NO. 084597-10-3

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). UNITED EQUITIES COMMODITIES COMPANY
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES	7.	SOLE VOTING POWER 10,681
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER -0-
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 10,681
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,681
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.15%
14.	TYPE OF REPORTING PERSON (See Instructions) PN

PAGE 6 OF 11 PAGES

CUSIP NO. 084597-10-3

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). K.F. INVESTORS LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	7.	SOLE VOTING POWER 190,284
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER -0-
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 190,284
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,284
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.70%
14.	TYPE OF REPORTING PERSON (See Instructions) OO

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Item 2.	Identity and Background.

(a) This Amendment No. 19 amends and supplements the Schedule 13D, as amended and supplemented by Amendments Nos. 1 through 18, inclusive (the "Schedule 13D"), of Moses Marx, an individual, and Momar Corporation, a New York corporation ("Momar"), with respect to the Common Stock, $.10 par value ("Common Stock") of Berkshire Bancorp Inc., a Delaware corporation (the "Company"), formerly known as Cooper Life Sciences, Inc.  Except as amended hereby, there has been no change in the information contained in the Schedule 13D.  Pursuant to Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by Mr. Marx, Momar, Marneu Holding Company, a New York general partnership (“Marneu”), Terumah Foundation, Inc., a New York not-for-profit corporation (the "Foundation"), United Equities Commodities Company, a New York general partnership (“UECC”), and K.F. Investors LLC, a New York limited liability company (“KF Investors”).  The individual and entities hereinabove set forth (collectively, the "Reporting Persons") are making this single, joint filing because they have agreed to act as a "group" within the meaning of Section 13d(d)(3) of the Exchange Act.  Information regarding Mr. Marx, Momar and the Foundation in response to Item 2 of Schedule 13D has been previously submitted in prior filings of this Schedule 13D. Set forth below is such information regarding Marneu, UECC and KF Investors.

(b) - (c)

Marneu is a New York general partnership.  The principal business address of Marneu is 160 Broadway, New York, NY 10038.  Pursuant to Instruction C to Schedule 13D, the general partners of Marneu are Moses Marx and United Equities Realty Associates, a New York general partnership, the general partners of which are Mr. Moses Marx, Dr. Joseph Fink and Mr. Philippe Katz.  Mr. Marx holds a direct and indirect 75% general partnership interest in Marneu.  Mr. Marx is principally employed as private investor and his principal business address is 160 Broadway, New York, NY 10038.  Dr. Fink is principally employed as a periodontist and his principal business address is 160 Broadway, New York, New York 10038.  Mr. Katz is principally employed as a private investor and his principal business address is 160 Broadway, New York, New York 10038.

UECC is a New York general partnership.  The principal business address of UECC is 160 Broadway, New York, NY 10038.  Pursuant to Instruction C to Schedule 13D, the general partners of UECC are Mr. Marx, Dr. Fink and Mr. Katz.  Mr. Marx holds a 99% general partnership interest in UECC.

KF Investors is a New York limited liability company.  The principal address of KF Investors is 160 Broadway, New York, NY 10038.  Pursuant to Instruction C to Schedule 13D, the Manager of KF Investors is Mr. Katz.  Mr. Marx has no ownership interest in nor any control of KF Investors.  On March 14, 2011, the Reporting Persons, including Mr. Marx and KF Investors, entered into an agreement (the “Group Agreement”) pursuant to which they agreed to act together as a “group”, within the meaning of Section 13(d)(3) of the Exchange Act, for the purpose of acquiring, holding or disposing of shares of Common Stock of the Company.

(d) Neither Marneu, UECC, KF Investors nor any other person described in this Item 2 has, during the last five years, been convicted in a criminal proceeding.

(e) Neither Marneu, UECC, KF Investors nor any other person described in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

PAGE 8 OF 11 PAGES

Item 5.	Interest in Securities of the Issuer.

(a) - (b)

According to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, there were 7,054,183 shares of Common Stock outstanding on November 9, 2010.

As of the date of this Amendment No.19, Moses Marx beneficially owned 3,906,049 shares of Common Stock, representing 55.37% (calculated in accordance with the instructions to Schedule 13D) of the issued and outstanding shares of the Common Stock.  Said securities consist of (i) 3,071,781 shares owned directly by Mr. Marx; (ii) 334,979 shares owned of record by Momar; (iii) 157,261 shares owed of record by Marneu, (iv) 141,063 shares owned of record by the Foundation, (v) 10,681 shares owned of record by UECC and (vi) 190,284 shares owned of record by KF Investors.  With respect to the shares described in clauses (ii) – (v), Mr. Marx may be deemed to be a beneficial owner of such shares by virtue of his being in a position to determine the investment and voting decisions of Momar, Marneu, the Foundation and UECC, respectively, with respect to such shares  (in the case of Momar by being the President of Momar; in the case of Marneu by holding a controlling interest; in the case of the Foundation, by voting together with his wife, Marga Marx, who together constitute a majority of the votes on the Foundation’s Board of Directors; and in the case of UECC, by holding a controlling interest).  With respect to the shares described in clause (vi), Mr. Marx may be deemed to be a beneficial owner of such shares by virtue of having entered into the Group Agreement. In addition, the following persons named in Item 2 own the following number of shares of Common Stock: Dr. Joseph Fink owns 8,138 shares of Common Stock and Mr. Philippe Katz owns 25,939 shares of Common Stock.

(c) During the last 60 days, the persons named in Item 2 effected no transactions in shares of Common Stock.

(d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

(e) It is inapplicable for the purposes hereof to state the date on which the Reporting Persons ceased to be the owners of more than five percent of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

On March 14, 2011, the Reporting Persons, including Mr. Marx and KF Investors, agreed to act together as a “group”, within the meaning of Section 13(d)(3) of the Exchange Act, for the purpose of acquiring, holding or disposing of shares of Common Stock of the Company. Except as set forth above or elsewhere in this Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

1. Agreement dated March 14, 2011, among the Reporting Persons relating to acting as a “group” and filing a joint statement pursuant to Rule 13d-1(k).

PAGE 9 OF 11 PAGES

SIGNATURE

After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  March 14, 2011

/s/ Moses Marx
MOSES MARX

MARNEU HOLDING COMPANY

By:	/s/ Moses Marx
Name: Moses Marx
Title: General Partner

MOMAR CORPORATION

By:	/s/ Moses Marx
Name: Moses Marx
Title: President

TERUMAH FOUNDATION, INC.

By:	/s/ Philippe D. Katz
Name: Philippe D. Katz
Title: Secretary

UNITED EQUITIES COMMODITIES COMPANY

By:	/s/ Philippe D. Katz
Name: Philippe D. Katz
Title: Partner

K.F. INVESTORS LLC

By:	/s/ Philippe D. Katz
Name: Philippe D. Katz
Title: MGR

PAGE 10 OF 11 PAGES

Exhibit 1

The undersigned hereby agree (i) to act as a “group”, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the purpose of acquiring, holding or disposing of shares of Common Stock of Berkshire Bancorp Inc. (the “Company”,) and (ii) pursuant to Rule 13d-1(k) promulgated under the Exchange Act, to file a joint statement on Schedule 13D and amendments thereto pertaining to their shares of Common Stock of the Company.

This agreement may be terminated for any reason by any party hereto immediately upon the personal delivery or facsimile transmission of notice to that effect to the other parties hereto.

This agreement may be executed in counterparts and all so executed shall constitute one agreement.

Date:   March 14, 2011

/s/ Moses Marx
MOSES MARX

MARNEU HOLDING COMPANY

By:	/s/ Moses Marx
Name: Moses Marx
Title: General Partner

MOMAR CORPORATION

By:	/s/ Moses Marx
Name: Moses Marx
Title: President

TERUMAH FOUNDATION, INC.

By:	/s/ Philippe D. Katz
Name: Philippe D. Katz
Title: Secretary

UNITED EQUITIES COMMODITIES COMPANY

By:	/s/ Moses Marx
Name: Moses Marx
Title: General Partner

K.F. INVESTORS LLC

By:	/s/ Philippe D. Katz
Name: Philippe D. Katz
Title: MGR

PAGE 11 OF 11 PAGES